

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

October 23, 2008

Mr. Wei Wang - CEO
China Prosperous Clean Energy Corp.
c/o Bernard & Yam, LLP
Attention:  Mr. Bin Zhou, Esq.
401 Broadway Suite 1708
New York, New York  10013

>    **Re:    China Prosperous Clean Energy Corp.**
>    **Form 8-K Item 4.01**
>    **Filed October 15, 2008**
>    **Form 8-K/A Item 4.01**
>    **Filed October 23, 2008**
>    **File No. 000-53224**

Dear Mr. Wang:

    We have completed our review of your filings and have no further comments at this time.

    Sincerely,

    Karl Hiller
    Branch Chief